Exhibit 31.01

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO
RULE 13A-14(A) OF THE SECURITIES EXCHANGE ACT AND
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Brian Stewart, Director and Chief Executive Officer of
Microelectronics Technology Company. certify that :

1. I have reviewed this Quarterly Report on Form 10-Q of
Microelectronics Technology Company. ;

2. Based on my knowledge, this report does not contain
any untrue statement of a material fact or omit to state a
material fact necessary to make the statements made, in
light of the circumstances under which such statements
were made, not misleading with respect to the period
covered by this report;

3. Based on my knowledge, the financial statements, and
other financial information included in this report,
fairly present in all material respects the financial
condition, results of operations and cash flows of the
registrant as of, and for, the periods presented in this
report;

4. The registrant's other certifying officer and I are
responsible for establishing and maintaining disclosure
controls and procedures (as defined in Exchange Act Rules
13a-15(e) and 15d-15(e)) and internal control over
financial reporting (as defined in Exchange Act Rules 13a-
15(f) and 15d-15(f)) for the registrant and have :

a. Designed such disclosure controls and procedures, or
caused such disclosure controls and procedures to be
designed under our supervision, to ensure that
made known to us by others within those entities,
particularly during the period in which this report is
being prepared;

b. Designed such internal control over financial
reporting, or caused such internal control over financial
reporting to be designed under our supervision, to provide
reasonable assurance regarding the reliability of
financial reporting and the preparation of financial

statements for external purpose in accordance with general accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial
reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarized and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated : December 11, 2009

  Signature : /s/ Brian Stewart
                    Brian Stewart
             Director and Chief
             Executive Officer

Exhibit 31.02

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO
RULE 13A-14(A) OF THE SECURITIES EXCHANGE ACT AND
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Michael Lee, Chief Financial Officer of
Microelectronics Technology Company. certify that :

1. I have reviewed this Quarterly Report on Form 10-Q of
Microelectronics Technology Company. ;

2. Based on my knowledge, this report does not contain
any untrue statement of a material fact or omit to state a
material fact necessary to make the statements made, in
light of the circumstances under which such statements
were made, not misleading with respect to the period
covered by this report;

3. Based on my knowledge, the financial statements, and
other financial information included in this report,
fairly present in all material respects the financial
condition, results of operations and cash flows of the
registrant as of, and for, the periods presented in this
report;

4. The registrant's other certifying officer and I are
responsible for establishing and maintaining disclosure
controls and procedures (as defined in Exchange Act Rules
13a-15(e) and 15d-15(e)) and internal control over
financial reporting (as defined in Exchange Act Rules 13a-
15(f) and 15d-15(f)) for the registrant and have :

a. Designed such disclosure controls and procedures, or
caused such disclosure controls and procedures to be
designed under our supervision, to ensure that
made known to us by others within those entities,
particularly during the period in which this report is
being prepared;

b. Designed such internal control over financial
reporting, or caused such internal control over financial
reporting to be designed under our supervision, to provide
reasonable assurance regarding the reliability of
financial reporting and the preparation of financial

statements for external purpose in accordance with general accepted accounting principles;

c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant's internal control over financial
reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarized and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated : December 11, 2009

Signature : /s/ Michael Lee
            Michael Lee
         Chief Financial Officer